EXHIBIT 99.2

FSD PHARMA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “FSD”, “we”, “us” or “our” refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on June 30, 2024.

This MD&A for the three and six months ended June 30, 2024, and 2023 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the accompanying notes for the three and six months ended June 30, 2024, and 2023 (the “financial statements”). The financial information presented in this MD&A is derived from the financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of August 13, 2024.

About FSD Pharma

FSD Pharma Inc. (“FSD” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly”) and is entitled to a royalty on the revenue generated by Celly from sales of products created using the technology rights granted under the licensing agreement. FSD is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events, or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this MD&A. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences Inc. (“FSD Biosciences”) are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplsu.ca) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Additional information relating to FSD can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. The Company’s registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On March 15, 2018, the Company’s shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the shareholders, pursuant to which, among other things, the Company’s shareholders approved certain changes to the capital structure of the Company.

On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." and the capital structure of the Company was reorganized to create a new class of Class A shares, amend the terms of and re-designate the existing common shares as Class B subordinate voting shares (the “Class B shares”), and eliminate the existing non-voting Class A preferred shares and non-voting Class B preferred shares.

On May 29, 2018, the Class B shares commenced trading on the Canadian Securities Exchange under the trading symbol “HUGE”.

On October 16, 2019, the Company amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A shares and Class B shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Company (the “Consolidation”). Unless otherwise noted, presentation in this MD&A of the number of Class A shares, Class B shares, stock options, warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B shares commenced trading on the NASDAQ under the trading symbol “HUGE”.

The Company operates in two segments: Biopharmaceutical and Strategic Investments. The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s two primary drug candidates consisting of Lucid-MS and a drug candidate to treat alcohol misuse for application in hospitals and other medical practices. The Company’s Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential real estate property, with FSD Strategic Investments (as defined below) having a first or second collateral mortgage on the secured property.

As of the date hereof, the Company currently has the following subsidiaries:

(i)	FSD Biosciences, which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii)	Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(iii)	FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA;

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(iv)	Lucid, which is wholly owned by the Company and incorporated under the OBCA;

(v)	FSD Strategic Investments Inc. (“FSD Strategic Investments”), which is wholly owned by the Company and incorporated under the OBCA;

(vi)	FSD Pharma Australia Pty Ltd. (“FSD Australia”), which is wholly owned by the Company and incorporated under the laws of Australia; and

(vii)	Celly Nutrition Corp. (“Celly”), an entity controlled by the Company and incorporated under the British Columbia Business Corporations Act.

On August 9, 2024, the Company announced a share consolidation and name change, effective August 15, 2024.  The Company will consolidate its shares on a 65:1 basis and change its name to "Quantum BioPharma Ltd." with a new trading symbol "QNTM" on both NASDAQ and CSE. This move aims to regain compliance with NASDAQ's minimum bid price requirement.

BIOPHARMACEUTICAL OPERATIONS

The Company, through its wholly owned subsidiaries, FSD Biosciences, Lucid, Prismic, and FSD Australia, is a biopharmaceutical research and development company focused on developing, over time, multiple applications of Lucid-MS and a drug candidate to treat alcohol misuse for application in hospitals and other medical practices. Lucid-MS is a patented new chemical entity that is being researched and developed by the Company through Lucid for its potential treatment of multiple sclerosis. The drug candidate to treat alcohol misuse is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

On January 17, 2023, the Company submitted the clinical trial application for a planned Phase 1 clinical trial for Lucid-MS, a candidate for the treatment of multiple sclerosis.

On April 17, 2023, the Company completed the first-in-human sentinel dosing of Lucid-MS in the Company’s Phase I clinical trial evaluating its novel drug candidate as an orally administered treatment for multiple sclerosis.

On March 22, 2023, FSD Australia received the certificate of approval from the Alfred Ethics Committee in Australia to proceed with a Phase 1 clinical trial of Lucid-201, as a novel drug candidate for the potential treatment of Major Depressive Disorder.

On June 2, 2023, the Company terminated any further clinical development of its proprietary ultra micro-palmitoylethanolamide (“FSD-PEA”) formulation for the treatment of inflammatory diseases and put on hold any further clinical development of Lucid-PSYCH, a compound to address mental health disorders, as part of a strategic decision to focus efforts and allocate capital to the advancement of Lucid-MS and a drug candidate to treat alcohol misuse for application in hospitals and other medical practices.

On July 10, 2023, the Company received a No Objection Letter (“NOL”) for a Phase 1 Lucid-MS clinical trial for the submission Clinical Trail Application (“CTA-A”) that was acknowledged on June 12, 2023. On August 25, 2023, the Company received a NOL for the CTA-A that was acknowledged on July 31, 2023. On July 19, 2023, the Company submitted a request for pre-IND meeting to USFDA, which was acknowledged August 3, 2023, and a response was received on September 21, 2023. On September 18, 2023, the completion of study notification (after completion of five cohorts) was submitted to Health Canada.

On October 2, 2023, provisional patent application to the United States Patent and Trademark Office was submitted on the clinical formulation containing Lucid-21-302 (Lucid-MS).

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly. The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, FSD received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles FSD to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, FSD acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Celly to its shareholders. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of June 30, 2024, and the results of operations and cash flows for the three and six months ended June 30, 2024.

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To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only holds 25.71% of the voting rights as of June 30, 2024 (December 31, 2023 – 26.15%). The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, hold a combined 57.45% of the voting rights of Celly as of June 30, 2024 (December 31, 2023 – 52.05%). In addition, key management personnel of the Company hold three of the four board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained at all times from July 31, 2023, through June 30, 2024. Celly is significantly dependent on the Company as a result of the License Agreement and loan. The non-controlling interest (“NCI”) component of Celly is included as a separate component in equity.

On February 26, 2024, the Company announced that through its subsidiary, FSD Australia, it entered into an agreement with Ingenu CRO Pty Ltd on February 19, 2024 to conduct “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-1 TRIAL)”.

On March 5, 2024, the Company announced its participation in Americas Committee for Treatment and Research in Multiple Sclerosis (“ACTRIMS”) 2024 Forum held during Feb. 29 – Mar 2, 2024, in West Palm Beach, Florida. ACTRIMS was founded in 1995 and is comprised exclusively of Multiple Sclerosis (“MS”) researchers, clinicians and key stakeholders.

Represented by senior Research and Clinical development team and co-authored by several of its esteemed scientific advisors, the Company shared the results of Phase-1 clinical study in a poster presentation, “Lucid-21-302 (Lucid-MS) for Protecting Myelin and Neurons and Preventing Disease Progression in Multiple Sclerosis: First-In-Human Phase-1 Dose Escalation Study in Healthy Volunteers”. This presentation detailed the final results including adverse events profile of Lucid-21-302 in the single-ascending dose (SAD) studies.

On March 11, 2024, the Company announced the submission of the Company's Clinical Trial Application (CTA) for a planned Phase-1b clinical trial to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-1 TRIAL). This clinical trial application is submitted for review by a human ethics review committee ("HREC") in Australia, a first step to obtain permission to initiate the clinical trial. Recruitment of healthy volunteers to this trial is expected to begin this April, following approval by the HREC.

On March 27, 2024, the Company announced that through its subsidiary, FSD Australia, it entered into agreement with iNGENu CRO Pty Ltd on March 26, 2024 to conduct “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants”.

On April 17, 2024, the Company announced the expansion of its pipeline into metabolic and related disorders including weight loss and liver health. The Company has initiated investigations into ingredients and dietary supplements that may have the potential to promote weight loss and liver health. The Company is already pursuing products in to promote faster alcohol metabolism and ameliorate the effects of acute alcohol intoxication.

On April 22, 2024, Celly announced its collaboration with BevSource, a leading provider of beverage development, production and operations solutions located in St. Paul, Minnesota. This partnership will assist with the production and distribution process of unbuzzd™, including Commercial Formulation Consultation, Contract Packaging Solutions, Ingredient Procurement, Commercialization Strategies, Initial Production Oversight, and Fulfillment Center Coordination for both the 12oz Sleek Can and Ready-to-Mix Powder Stick Packs formats.

On April 25, 2024, Celly announced its groundbreaking partnership with Six+One, a visionary move designed to significantly enhance the presence of its premier dietary supplement, unbuzzd™, in preparation of the launch in the United States. This strategic alliance is more than just a collaboration; it's a bold step forward, leveraging Six+One's unparalleled branding and strategic expertise to redefine wellness. Renowned for its innovative work with brands like vitaminwater and Body Armor (both brands later acquired by The Coca-Cola Company, Six+One brings a disruptive approach to the marketplace, emphasizing the importance of marketing a brand's purpose beyond its product.

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On April 30, 2024, the Company announced that it entered into agreement with Applied Science and Performance Institute (ASPI) in Tampa, Florida, on April 24, 2024 to conduct “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-2 TRIAL)”.

On May 7, 2024, the Company announced the submission to ethics of a trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.” This clinical trial application is submitted for review by a human ethics review committee (HREC) in Australia, a step that is necessary to obtain permission to initiate the multiple ascending dose (MAD) trial. The MAD trial follows the Phase-1 single ascending dose (SAD) trial that was recently completed.

On May 16, 2024, Celly Nu and SIX+ONE unveiled a new packaging and logo for unbuzzd™ expected to launch this summer:

On May 28, 2024, the Company confirmed the submission of a clinical trial protocol to assess the safety and efficacy of Unbuzzd™ in healthy volunteers (METAL-2 trial). The clinical trial protocol was submitted for review and approval by the institutional review board (IRB) in the USA. Recruitment of healthy volunteers to the trial will begin following approval by the IRB. In the METAL-2 trial, the ability of Unbuzzd™ to help alleviate the effects of acute alcohol intoxication will be studied in a crossover design.

On June 4, 2024, the Company confirmed that it has received institutional review board (IRB) approval for its METAL-2 trial in the USA. This IRB approval allows our team to begin recruiting clinical trial participants and to plan the execution of the clinical study.

On June 27, 2024, the Company announced that it has received approval by the human ethics review committee (HREC) in Australia for its trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.” Lucid-21-302 is a first-in-class, non-immunomodulatory, neuroprotective compound with a unique mechanism of action for the treatment of multiple sclerosis (MS).

On August 9, 2024, Celly announced the imminent launch of its revolutionary, great tasting and scientifically backed product, unbuzzd™. This milestone marks the beginning of a new era in recovery solutions with the introduction of convenient, grab-and-go stick packs.

CORPORATE ACTIVITY

On January 24, 2024, the Company entered into an agreement with SBS Intl Group LLC. (“SBS”) to assist the Company in enhancing its market awareness and foster productive, continuing dialogues with shareholders and other market participants. The agreement grants SBS 100,000 share options with an exercise price of $1.05 and expiry date of January 24, 2026. Per the agreement 19,000 share options vest on the 45th day following the date of grant and 9,000 share options vest on a monthly basis starting in the fourth month following the date of grant.

On January 24, 2024, the Company entered into an agreement with Draper, Inc. (“Draper”) and Carriage House Capital, Corp. (“Carriage House”) to assist the Company in enhancing its market awareness and foster productive, continuing dialogues with shareholders and other market participants. The agreement grants Draper and Carriage 350,000 share options each with the exercise price of $1.05 and expiry date of January 24, 2026. Per the agreement 150,000 share options vest on the 45th day and 61,111 share options vest on a monthly basis starting in the fourth month following the date of grant.

On February 16, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C Wainwright & Co., LLC to sell Class B shares, having an aggregate offering price up to $11,154,232.

On February 23, 2024, the Company entered into a settlement agreement to issue 70,000 Class B shares as for compensation for services provided.

On February 23, 2024, the Company entered into a settlement agreement to issue 475,000 Class B shares to settle amounts owing in trade and other payables.

On February 23, 2024, the Company granted 55,000 RSUs to advisors of the Company for services provided. The RSUs vested immediately upon grant.

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On March 26, 2024, the Board approved an amendment to the loan agreement with Celly, to increase the loan amount from C$1,000,000 to C$1,300,000. The amendment provides the Company the right to convert any loan amount outstanding including interest into Common Shares of Celly at $0.03 per share upon the occurrence of an event of default.

On April 5, 2024, the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq Capital Market. The Notification Letter is only a notification of deficiency and not a notice of delisting. As such, the Notification Letter has no effect on the listing or trading of the Company’s Class B Shares on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class B Shares for the 30 consecutive business days from February 22, 2024 to April 4, 2024, the Company has not met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 2, 2024 (“Compliance Period”), to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

In the event that the Company does not regain compliance within this 180 day period, the Company may be eligible to seek an additional compliance period of 180 calendar days if it complies with the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing price of its Class B Shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement. There can be no assurances that the Company will be able to regain compliance with the minimum bid price requirement or maintain compliance with the other Nasdaq listing requirements.

On April 8, 2024, the Company entered into the loan amending agreement (the “Agreement”) with Celly. Pursuant to the Agreement, the interest payment due on the first annual anniversary of the term loan will be deferred and become payable together with the interest payment due on the second annual anniversary of the term loan. Celly will continue to make interest payments as required by the original loan agreement, as amended, in respect of the term loan, and will provide the Company the option to convert any amounts outstanding (inclusive of interest) into common shares of Celly upon the occurrence of an event of default under the Agreement. The term loan continues to bear interest at 10% per annum payable on each anniversary and expires July 31, 2026.

On May 24, 2024, the Company pleased to announce that it has entered into an investor relations services agreement with IR Agency LLC (the “Agency”) effective May 22, 2024. Pursuant to the agreement, the Agency has agreed to communicate information about the Company to the financial community including, but not limited to, creating Company profiles, media distribution and building a digital community with respect to the Company for a period of one month beginning on May 28, 2024, in exchange for a fee of C$ $335,699 (US$245,000 converted at a price of US$1.00:C$1.3674 based on the Bank of Canada exchange rate as of May 23, 2024).

The Agency is arm’s-length with the Company and neither the Agency nor its principals hold an equity interest in the Company’s securities, either directly or indirectly, or the right to acquire any equity interest.

On May 31, 2024, the United States District Court for the Eastern District of Pennsylvania confirmed FSD Pharma, Inc.’s Petition to Confirm Arbitration Awards entered against Dr. Raza Bokhari. On June 27, 2024, the US District Court for the Eastern District of Pennsylvania confirmed FSD Pharma’s motion for entry of judgement and granted judgement in favor of FSD Pharma Inc of approximately USD 3 million.

In July 2021, FSD’s board of directors terminated Bokhari, its former CEO. Bokhari filed an arbitration challenging this termination in Ontario, Canada. After years of litigation and an eight-day evidentiary hearing, the Arbitrator ruled against Bokhari and issued three awards against Bokhari in favor of FSD, including an award for damages and awards for FSD’s fees and costs incurred in the arbitration. FSD’s Petition to Confirm the Arbitration Awards was filed in the United States District Court for the Eastern District of Pennsylvania under the Convention on the Recognition and Enforcement of Foreign Arbitral Awards, June 10, 1958, 21 U.S.T. 2517, 330 U.N.T.S. 3 (the “New York Convention”). In its opinion granting FSD’s Petition, the District Court found that Bokhari did not offer any valid basis under the New York Convention for the Court to deny enforcement of the arbitration awards against him.

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On June 13, 2024, the Company announced that it entered into an exclusive option agreement with the University of Southern California (USC) to evaluate dietary supplement technology for commercialization. The option agreement, signed June 11, 2024, allows FSD Pharma to exclusively evaluate the novel technology for a 6-month term. At the end of this term, FSD Pharma will have the option to either extend it for an additional 6 months or to sign an exclusive license for the technology with USC. This novel technology is being evaluated for the potential to further increase the effectiveness of certain ingredients currently present in unbuzzd™.

In June 2024, the Company issued 500,000 Class B Subordinate Voting shares in the capital of the Company ("Class B Shares") to arm’s length creditors at the deemed price of $0.30 CDN per Class B Share, to settle an aggregate of C$150,000 of amounts owing.

On June 28, 2024, the Company announced it has retained the services of Totaligent, Inc. (“Totaligent”) who will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants. Totalaligent has over 25 years of experience in market awareness campaigns and has assembled a database of 32 million active investors and reaches its investment community by way of email, SMS, social media, push notification, pay-per-click (PPC), search, and digital and print media.

Management has engaged Totalaligent to conduct Promotional Activity (as defined in the CSE Policy) following a thorough review of capital on hand. Totaligent has been engaged for a 30-day term, with either party having the right to terminate the engagement agreement upon providing 5 business day notice. The contract total is $30,000 USD to be paid in cash. This contract was signed on June 28, 2024, and is expected to end on July 28, 2024, unless renewed by mutual consent. Totaligent and its principals are arm's length parties to the Company.

The Company generated total proceeds of approximately $5,542,952 through its ATM Agreement subsequent to June 30, 2024. The Company also issued a total of 950,000 Class B shares to settle debts owing to an arm’s length creditor subsequent to June 30, 2024.

Lucid-MS Agreement

On May 19, 2021, prior to its acquisition by the Company, Lucid entered into a license agreement with the University Health Network (“UHN”) that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Company under the agreement including Lucid-MS is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Treatment for Alcohol Misuse

The Company is developing a product for alcohol misuse for application in hospitals and other medical practices. The compound is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

The product has the potential to assist emergency room physicians and their medical staff with the abundance of intoxicated patients they receive as these patients are utilizing critical resources (i.e. the physicians and their medical staff) whose time can be used for more urgent and critical needs. The Company will be conducting further research and development, including clinical trials, into the viability of the product. The viability, development and advancement of the product is dependent on the Company obtaining requisite funding, in the amount of $10,998,811, to complete further research and development. The Company, through its initial research, has discovered that there is significant demand in the market for this type of product, an opportunity for them to capture market share and believes that if it were able to develop and sell the product, it would bring immense value to its shareholders. If the requisition financing is not obtained, the Company will be unable to develop the product.

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STRATEGIC INVESTMENT OPERATIONS

On May 13, 2022, FSD Strategic Investments, a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential property. FSD Strategic Investments earns interest through fixed rate lending arrangements that have an average term to maturity of two years from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property. Loans are issued up to 55% of the appraised value of the secured property. As at June 30, 2024, the Company has a finance receivable balance of $6,476,204 (December 31, 2023 - $8,095,354) and minimum contractual payments receivable at the end of the loan terms totaling $6,605,516. The loans will begin to mature in the second quarter of fiscal 2024.

The Company issued three new loans secured by residential or commercial properties during July and August 2024 and renewed one existing loan in July 2024. The total amount of these loans was equivalent to $1,866,370 (C$2,585,000).

ACQUISITION OF LUCID

On September 21, 2021, the Company acquired all of the issued and outstanding common shares of Lucid, an early-stage Canadian-based specialty pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases for total consideration of $7,290,731.

It was determined that the acquisition of Lucid did not qualify as a business combination in accordance with IFRS 3 – Business Combinations, and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired, and liabilities assumed were identified. The purchase consideration was first allocated to the fair values of the acquired cash and cash equivalents, other receivables, and trade and other payables, as their carrying values was determined to equal their fair values. The remaining purchase price was allocated to the acquired intangible assets.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and six months ended June 30, 2024, and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Expenses
General and administrative	2,310,283	1,870,758	4,229,495	4,587,535
External research and development fees	897,986	1,610,528	1,058,246	3,922,124
Share-based payments	111,524	403,393	169,267	3,609,928
Depreciation and amortization	136,813	1,107,318	256,954	2,237,289
Impairment loss	-	3,839,523	-	4,319,619
Total operating expenses	3,456,606	8,831,520	5,713,962	18,676,495
Loss from operations	(3,456,606)	(8,831,520)	(5,713,962)	(18,676,495)
Net loss from operations	(3,352,499)	(5,490,293)	(5,443,924)	(15,447,822)

REVIEW OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024, AND 2023

General and administrative

General and administrative expenses for the three and six months ended June 30, 2024, and 2023 are comprised of:

	For the three months ended June 30,				For the six months ended June 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Professional fees	958,377	814,488	143,889	18%	1,816,800	1,408,774	408,026	29%
Investor relations	561,054	100,158	460,896	460%	833,216	347,550	485,666	140%
Salaries, wages and benefits	436,687	465,899	(29,212)	-6%	816,139	1,095,926	(279,787)	-26%
Consulting fees	204,492	269,067	(64,575)	-24%	423,453	825,871	(402,418)	-49%
Office and general administrative	163,958	691,102	(527,144)	-76%	350,029	1,313,418	(963,389)	-73%
Foreign exchange gain	(14,285)	(469,956)	455,671	-97%	(10,142)	(404,004)	393,862	-97%
	2,310,283	1,870,758	439,525	23%	4,229,495	4,587,535	(358,040)	-8%

8

Professional fees

Professional fees were $958,377 and $1,816,800 for the three and six months ended June 30, 2024, compared to $814,488 and $1,408,774, respectively, for the comparative periods in the prior year. This represents an increase of $143,889 or 18% for the three months ended June 30, 2024, and an increase of $408,026 or 29% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

Investor relations

Investor relations expenses were $561,054 and $833,216 for the three and six months ended June 30, 2024, compared to $100,158 and $347,550, respectively, for the comparative periods in the prior year. This represents an increase of $460,896 or 460% for the three months ended June 30, 2024, and an increase of $485,666 or 140% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Investor relations expenses fluctuate from period to period based on the Company’s business strategy.

Salaries, wages and benefits

Salaries, wages and benefits expenses were $436,687 and $816,139 for the three and six months ended June 30, 2024, compared to $465,899 and $1,095,926, respectively, for the comparative periods in the prior year. This represents a decrease of $29,212 or 6% for the three months ended June 30, 2024, and a decrease of $279,787 or 26% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year.

The decrease is primarily due to a decrease in headcount for the three months ended June 30, 2024, compared to the equivalent periods in the prior year. The decrease in headcount was due to a restructure in the research and development team and outsourcing of some related activities.

Consulting fees

Consulting fees were $204,492 and $423,453 for the three and six months ended June 30, 2024, compared to $269,067 and $825,871, respectively, for the comparative periods in the prior year. This represents a decrease of $64,575 or 24% for the three months ended June 30, 2024, and a decrease of $402,418 or 49% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and six months ended June 30, 2024, and 2023 are comprised of the following:

	For the three months ended June 30,				For the six months ended June 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	81,050	187,949	(106,899)	-57%	178,889	339,723	(160,834)	-47%
Travel, meals and entertainment	38,226	30,361	7,865	26%	70,628	74,057	(3,429)	-5%
Office and general administrative	44,682	472,792	(428,110)	-91%	100,512	899,638	(799,126)	-89%
Total	163,958	691,102	(527,144)	-76%	350,029	1,313,418	(963,389)	-73%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs were $81,050 and $178,889 for the three and six months ended June 30, 2024, compared to $187,949 and $339,723, respectively, for the comparative periods in the prior year. This represents a decrease of $106,899 or 57% for the three months ended June 30, 2024, and a decrease of $160,834 or 47% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly listed Company on the NASDAQ. For the period ended June 30, 2024, the Company was able to reduce overall insurance expenses by separately purchasing insurance policies for directors and officers from clinical trial liability insurance.

9

Travel, meals and entertainment

Travel, meals and entertainment expenses were $38,226 and $70,628 for the three and six months ended June 30, 2024, compared to $30,361 and $74,057, respectively, for the comparative periods in the prior year. This represents an increase of $7,865 or 26% for the three months ended June 30, 2024, and a decrease of $3,429 or 5% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses were $44,682 and $100,512 for the three and six months ended June 30, 2024, compared to $472,792 and $899,638, respectively, for the comparative periods in the prior year. This represents a decrease of $428,110 or 91% for the three months ended June 30, 2024, and a decrease of $799,126 or 89% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities.

Foreign exchange (gain) loss

Foreign exchange gain was $14,285 and $10,142 for the three and six months ended June 30, 2024, compared to a gain of $469,956 and $404,004, respectively, for the comparative periods in the prior year. This represents a decrease of $455,671 or 97% for the three months ended June 30, 2024, and a decrease of $393,862 or 97% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. The primary reason for the foreign exchange change was due to the change of the Canadian dollar relative to the US dollar and its impact on financial instruments denominated in the Canadian dollar.

External research and development fees

External research and development fees were $897,986 and $1,058,246 for the three and six months ended June 30, 2024, compared to $1,610,528 and $3,922,124, respectively, for the comparative periods in the prior year. This represents a decrease of $712,542 or 44% for the three months ended June 30, 2024, and a decrease of $2,863,878 or 73% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. The Company recognized a recovery of external research and development fees during the period ended June 30, 2024, as a result of credits received from contract research organizations that can be applied against future services.

Share-based payments

Share-based payments were $111,524 and $169,267 for the three and six months ended June 30, 2024, compared to $403,393 and $3,609,928, respectively, for the comparative periods in the prior year. This represents a decrease of $291,869 or 72% for the three months ended June 30, 2024, and a decrease of $3,440,661 or 95% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Share-based payments expense changes based on the variability in the number of options granted, vesting periods of the options, the number of Performance Share Units (“PSUs”) granted, the number of Restricted Share Units (“RSUs”) granted, vesting periods of the PSUs and RSUs, number of warrants granted, vesting periods of the warrants, the grant date fair values of share-based awards, and share-based bonuses issued. The decrease for the period ended June 30, 2024, is primarily related fewer stock options grants in the current period compared to prior year period.

Depreciation and amortization

Depreciation and amortization were $136,813 and $256,954 for the three and six months ended June 30, 2024, compared to $1,107,318 and $2,237,289, respectively, for the comparative periods in the prior year. This represents a decrease of $970,505 or 88% for the three months ended June 30, 2024, and a decrease of $1,980,335 or 89% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Depreciation and amortization in the current period related to the amortization of intellectual property. The decrease from prior year periods is due to the impairment of FSD-PEA and the Innovet license, resulting in lower amortization expense, as these assets were fully impaired during FY2023.

Impairment loss

For the three and six months ended June 30, 2024, the Company recognized an impairment loss of $Nil and $Nil, respectively. For the three and six months ended June 30, 2023, the Company recognized an impairment loss of $3,839,523 and $4,319,619, respectively, related to licensed compound FSD-201 acquired through the Prismic acquisition and the Company’s license agreement with Innovet Italia S.R.L. (“Innovet”). The impairment loss is related to the termination of any further clinical development of FSD-201 as the Company made a strategic decision to no longer pursue the development.

10

Interest income

Interest income was $104,424 and $276,948 for the three and six months ended June 30, 2024, compared to $186,163 and $458,504, respectively, for the comparative periods in the prior year. This represents a decrease of $81,739 or 44% for the three months ended June 30, 2024, and a decrease of $181,556 or 40% for the six months ended June 30, 2024, compared to the equivalent periods in the prior year. Interest income is primarily comprised of user fees earned on finance receivables and interest earned on Guaranteed Investment Certificates (“GICs”). For the six months June 30, 2024, interest income is lower compared to the prior year periods due to lower interest income earned related to GICs.

Loss on settlement of debt

During the three and six months ended June 30, 2024, the Company incurred a loss on settlement of debt of $nil and $17,476, respectively related to the shares for debt transaction with an arms length creditor. The price of the shares on the date of debt settlement was higher than what was stated in the agreement, which resulted in the loss on the shares for debt portion of the settlement.

Gain on remeasurement of financial liability

For the three and six months ended June 30, 2023, the Company recognized a gain of $2,926,922 and $2,926,922, respectively, related to the Contract Research Organization Dispute.

Loss (gain) on change in fair value of derivative liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expires five years from the date of issuance.

The fair value of the warrants liability as at June 30, 2024, was $1, resulting in a gain on change in fair value of $8,040 and $31,337, for the three and six months ended June 30, 2024, respectively.

The fair value of the warrants liability as at June 30, 2023, was $122,351, resulting in a gain on change in fair value of $328,193 and $121,243 for the three and six months ended June 30, 2023, respectively.

Loss on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss or gain as the fair value fluctuates.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations results for each of the eight quarters commencing July 1, 2022 and ended June 30, 2024. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2023 and the financial statements for the three and six months ended June 30, 2024. This data should be read in conjunction with the audited annual financial statements for the year ended December 31, 2023 and the financial statements for the three and six months ended June 30, 2024. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22
	$	$	$	$	$	$	$	$
Interest income	(104,424)	(172,524)	(153,791)	(174,068)	(186,163)	(272,341)	(300,018)	(65,499)
Net loss for the period	(3,352,499)	(2,091,425)	(1,651,566)	(1,131,200)	(5,490,293)	(9,957,529)	(6,148,441)	(7,128,885)
Net loss per share - basic	(0.08)	(0.05)	(0.04)	(0.03)	(0.14)	(0.26)	(0.16)	(0.19)
Net loss per share - diluted	(0.08)	(0.05)	(0.04)	(0.03)	(0.14)	(0.26)	(0.16)	(0.19)

11

FINANCIAL POSITION

As at	June 30,	December 31,
	2024	2023
	$	$	Change $	Change %
ASSETS
Current assets
Cash and cash equivalents	3,306,641	2,757,040	549,601	20%
Other receivables	86,868	228,764	(141,896)	-62%
Prepaid expenses and deposits	130,424	155,413	(24,989)	-16%
Investments	21,918	756,100	(734,182)	-97%
Finance receivables, net	6,476,204	7,187,988	(711,784)	-10%
	10,022,055	11,085,305	(1,063,250)	-10%

Non-current assets
Equipment, net	64,873	87,583	(22,710)	-26%
Investments	5,845	6,049	(204)	-3%
Right-of-use asset, net	8,244	32,838	(24,594)	-75%
Finance receivables, net	—	907,366	(907,366)	-100%
Intangible assets, net	5,145,932	5,355,687	(209,755)	-4%
Total assets	15,246,949	17,474,828	(2,227,879)	-13%

LIABILITIES
Current liabilities
Trade and other payables	4,419,667	4,195,029	224,638	5%
Lease obligations	9,634	38,650	(29,016)	-75%
Warrants liability	1	31,338	(31,337)	-100%
Notes payable	615,562	300,549	315,013	105%
	5,044,864	4,565,566	479,298	10%
Total liabilities	5,044,864	4,565,566	479,298	10%

SHAREHOLDERS' EQUITY
Class A share capital	151,622	151,622	—	0%
Class B share capital	140,554,285	137,626,863	2,927,422	2%
Warrants	2,437,167	2,723,356	(286,189)	-11%
Contributed surplus	30,655,099	30,225,741	429,358	1%
Foreign exchange translation reserve	83,497	417,341	(333,844)	-80%
Accumulated deficit	(162,923,451)	(157,908,160)	(5,015,291)	3%
Equity attributable to shareholders of the Company	10,958,219	13,236,763	(2,278,544)	-17%
Non-controlling interests	(756,134)	(327,501)	(428,633)	131%
	10,202,085	12,909,262	(2,707,177)	-21%
	15,246,949	17,474,828	(2,227,879)	-13%

Assets

Cash and cash equivalents increased by $549,601 or 20%, as a result of cash from operating and financing activities during the period. This increase is primarily due to cash provided from the GIC redemption of $738,000, proceeds from loan payable of $302,801, and proceeds of $2,139,808 from the issuance of shares, net of cash used in operating activities.

Other receivables decreased by $141,896 or 62%. Other receivables primarily consist of sales taxes recoverable and interest receivable.

Prepaid expenses and deposits decreased by $24,989 or 16%, primarily related to a decrease in prepaids and deposits for planned research and development activities offset by an increase in prepaid insurance.

Finance receivables, current and non-current, decreased by $1,619,150 or 20%, primarily due to principal repayments.

Investments, current and non-current, decreased by $734,386 or 96%, due the to the redemption of the GIC and the change in fair value of investments.

Intangible assets decreased by $209,755 or 4%, which was due to amortization expense for the six months ended June 30, 2024.

12

Liabilities

Trade and other payables increased by $224,638 or 5%, primarily due to the timing of expenses incurred and payments made.

The fair value of the warrants liability as at June 30, 2024, was $1 (December 31, 2023 – $31,338) resulting in a gain on change in fair value of $31,337 for the six months ended June 30, 2024.

Lease obligations decreased due to lease payments made during the period.

Shareholders’ equity

Shareholder’s equity decreased by $2,278,544 primarily due to:

(i)	a decrease of $286,189 related to warrants expired during the period;

(ii)	a decrease of $333,844 related to the translation of foreign operations; and

(iii)	a decrease of $5,015,291 related to net loss for the period.

(iv)	an increase of $2,927,422 related to Class B shares issued from financing, shares for debt transactions and RSUs granted and converted into shares.

Non-controlling interests

Through the License Agreement, FSD acquired 34.66% of Celly on July 31, 2023. As of June 30, 2024, the Company has a 25.71% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly not attributable to the Company.

Non-controlling interests as of June 30, 2024 was as follows:

$
Balance, December 31, 2023	(327,501)
Net loss for the period	(428,633)
Balance, June 30, 2024	(756,134)

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As at June 30, 2024, the Company has a working capital surplus, however, the Company has incurred negative cash flows and losses since inception and has generated no revenue to date. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These factors indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as going concern. The financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of June 30, 2024, to carry out its planned operations over the next twelve months.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company’s development of a treatment for alcohol misuse for application in hospitals and other medical practices and research and development of its lead compound, Lucid-MS.

13

Cash flows for the six months ended June 30, 2024 and 2023

Cash Flows (Used in) Operating Activities

Cash flows used in operating activities for the six months ended June 30, 2024, were $2,579,876 compared to cash flows used in operating activities of $8,263,030 for the six months ended June 30, 2023. The decrease in cash used in operating activities of $5,683,154 is primarily due to lower spending on general and administrative activities and external research and development.

Cash Flows (Used in) Provided by Investing Activities

Cash flows from investing activities for the six months ended June 30, 2024, were $716,082 compared to cash provided by investing activities of $Nil for the six months ended June 30, 2023. The increase is due to the GIC redemption of $738,000.

Cash Flows (Used in) Provided by Financing Activities

Cash flows from financing activities for the six months ended June 30, 2024, were $2,413,395 compared to cash used in financing activities of $3,046,595 for the six months ended June 30, 2023. During the six months ended June 30, 2024, the Company received proceeds from the ATM financing and loan payable.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENT

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised of the following:

a)	Director’s compensation for the three and six months ended June 30, 2024, was $33,201 and $99,716, respectively (2023 – $49,932 and $104,345).
b)

During the six months ended June 30, 2024, the Company granted Nil (2023 – 400,000) PSUs to independent members of the Board. As at June 30, 2024, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023 and were settled with the issuance of Class B shares.

c)

During the six months ended June 30, 2024, the Company granted the previous interim CEO, the current CEO, the Chief Operating Officer (“COO”) and the CEO of Lucid, Nil (2023 – 500,000) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B share.

d)

During the six months ended June 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments’ portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property.

e)

During the six months ended June 30, 2023, the Company issued 1,000,000 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joiningthe Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and six months ended June 30, 2024 and 2023 is comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	152,286	354,614	476,528	672,444
Share-based payments	—	286,835	—	2,344,616
	152,286	641,449	476,528	3,017,060

14

As at June 30, 2024, the Company owed an executive officer $Nil (December 31, 2023 - $140,012), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at June 30, 2024, the Company has $9,133 owing to related parties included in accounts payable and accrued liabilities (December 31, 2023 - $Nil).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential properties and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as: timing of payments, loan to value ratios, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

•	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

•	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s finance receivables are at fixed rates and there are no material long-term borrowings outstanding. The Company is not exposed to interest rate risk as at June 30, 2024.

•	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at June 30, 2024.

15

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the financial statements. The Company did not hold any private company investments as of June 30, 2024. During the period, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2023, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by the CEO, President, Co-Chairman of the Board and the Director, Co-Chairman of the Board.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	84,531,149
Share options	3,178,129
Warrants	8,974,043

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of June 30, 2024.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2024, and concluded that it was effective.

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